# SEC Schedule 13D/A (Amendment No. 23) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TORM plc, CIK 0001655891
CUSIP: G89479102
Title of class of securities: Class A common shares, par value $0.01 per share
Address of issuer's principal executive offices: 4th Floor, 120 Cannon Street, London, United Kingdom (X0), EC4N 6AS
Date of event which requires filing of this statement: 06/22/2026
Amends the filing with accession number 0000905148-18-000162
Filed by CIK 0001403525
Persons authorized to receive notices and communications: Richard Ting, Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071, (213) 830-6300

## Reporting persons
- OCM NJORD HOLDINGS S.A R.L.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: working capital (WC); sole voting power 0; shared voting power 20,329,874; sole dispositive power 0; shared dispositive power 20,329,874; aggregate amount beneficially owned 20,329,874 (19.86% of the class)
  Comment: The percent of class is calculated based on 102,367,118 shares of Class A common shares, par value $0.01 per share (the "Class A Shares") outstanding as of June 2, 2026, as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on June 2, 2026 (the "Form 6-K").
- OAKTREE CAPITAL MANAGEMENT GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 20,329,874; sole dispositive power 0; shared dispositive power 20,329,874; aggregate amount beneficially owned 20,329,874 (19.86% of the class)
  Comment: The percent of class is calculated based on 102,367,118 Class A Shares outstanding as of June 2, 2026, as reported in the Issuer's Form 6-K.
- OAKTREE CAPITAL HOLDINGS, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 20,329,874; sole dispositive power 0; shared dispositive power 20,329,874; aggregate amount beneficially owned 20,329,874 (19.86% of the class)
  Comment: The percent of class is calculated based on 102,367,118 Class A Shares outstanding as of June 2, 2026, as reported in the Issuer's Form 6-K.
- OAKTREE CAPITAL GROUP HOLDINGS GP, LLC (CIK 0001403525): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 20,329,874; sole dispositive power 0; shared dispositive power 20,329,874; aggregate amount beneficially owned 20,329,874 (19.86% of the class)
  Comment: The percent of class is calculated based on 102,367,118 Class A Shares outstanding as of June 2, 2026, as reported in the Issuer's Form 6-K.

## Item 1. Security and Issuer
Title of class of securities: Class A common shares, par value $0.01 per share
Name of issuer: TORM plc
Address of issuer's principal executive offices: 4th Floor, 120 Cannon Street, London, United Kingdom (X0), EC4N 6AS
Comment: This Amendment No. 23 ("Amendment No. 23") amends and supplements the statement on Schedule 13D filed by the Reporting Persons on February 5, 2018, as amended by Amendment No. 1 thereto filed March 27, 2020, Amendment No. 2 thereto filed May 19, 2020, Amendment No. 3 thereto filed June 5, 2020, Amendment No. 4 thereto filed June 17, 2020, Amendment No. 5 thereto filed September 14, 2020, Amendment No. 6 thereto filed April 26, 2023, Amendment No. 7 thereto filed June 12, 2023, Amendment No. 8 thereto filed December 4, 2023, Amendment No. 9 thereto filed January 9, 2024, Amendment No. 10 thereto filed January 18, 2024, Amendment No. 11 thereto filed March 14, 2024, Amendment No. 12 thereto filed April 8, 2024, Amendment No. 13 thereto filed June 3, 2024, Amendment No. 14 thereto filed October 3, 2024, Amendment No. 15 thereto filed March 18, 2025, Amendment No. 16 thereto filed September 5, 2025, Amendment No. 17 thereto filed September 15, 2025, Amendment No. 18 thereto filed September 29, 2025, Amendment No. 19 thereto filed November 17, 2025, Amendment No. 20 thereto filed December 23, 2025, Amendment No. 21 thereto filed January 8, 2026, and Amendment No. 22 thereto filed March 6, 2026 (the "Original 13D," and together with Amendment No. 23, the "Schedule 13D") with respect to the Class A Shares of the Issuer. Except as specifically provided herein, this Amendment No. 23 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms not otherwise defined in this Amendment No. 23 shall have the same meanings ascribed thereto in the Schedule 13D. The Issuer is a foreign private issuer as defined in Rule 3b-4 of the Act and its principal executive offices are at 4th Floor, 120 Cannon Street, London, EC4N 6AS, United Kingdom.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in rows (11) and (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.

Ownership percentages set forth in this Schedule 13D assume 102,367,118 Class A Shares outstanding as of June 2, 2026, which is based on the Issuer's Form 6-K. As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 20,329,874 Class A Shares, which represents approximately 19.86% of the total outstanding Class A Shares.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that such person is the beneficial owner of any of the Class A Shares referred to herein for purposes of the Act, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in rows (7) through (10) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: On June 22, 2026, the Reporting Persons sold 3,509,701 Class A Shares for $29.08 per share, in a block trade pursuant to Rule 144. Except for such transaction, the Reporting Persons have not effected any other transactions in the Class A Shares since the filing of Amendment No. 22.

## Signatures
- OCM NJORD HOLDINGS S.A R.L.: /s/ Martin Eckel, Martin Eckel / Manager (06/23/2026)
- OAKTREE CAPITAL MANAGEMENT GP, LLC: /s/ Henry Orren, Henry Orren / Senior Vice President (06/23/2026)
- OAKTREE CAPITAL HOLDINGS, LLC: /s/ Henry Orren, Henry Orren / Senior Vice President (06/23/2026)
- OAKTREE CAPITAL GROUP HOLDINGS GP, LLC: /s/ Henry Orren, Henry Orren/ Senior Vice President (06/23/2026)